UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2024

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 14, 2024, Foresight Autonomous Holdings Ltd., or the Registrant, entered into a Sales Agreement, or the Sales Agreement, with A.G.P./Alliance Global Partners, or the Sales Agent, pursuant to which the Registrant may offer and sell, from time to time, through the Sales Agent, American Depositary Shares, or ADSs, each ADS representing thirty ordinary shares. The ADSs will be offered and sold pursuant to the Registrant’s Registration Statement on Form F-3 (File No. 333-276709), or the Registration Statement.

The Registrant is not obligated to sell any ADSs under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with their normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell ADSs from time to time based upon the Registrant’s instructions, including any price, time or size limits specified by the Registrant. Upon delivery of a placement notice to the Sales Agent, and subject to the Registrant’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell ADSs under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The Registrant will pay the Sales Agent a commission of up to 3.0% of the aggregate gross proceeds from each sale of ADSs and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Registrant has also agreed to reimburse the Sales Agent for certain specified expenses.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the opinion of Lipa Meir & Co. relating to the legality of the issuance and sale of the ADSs that may be sold pursuant to the Sales Agreement is attached as Exhibit 5.1 hereto.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-276709) and Form S-8 (Registration Nos. 333-229716, 333-239474 and 333-268653), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
5.1	Opinion of Lipa Meir & Co.
10.1	Sales Agreement by and between Foresight Autonomous Holdings Ltd. and A.G.P./Alliance Global Partners, dated June 14, 2024
23.1	Consent of Lipa Meir & Co. (contained in Exhibit 5.1).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: June 14, 2024	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer